UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 944,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 944,867

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 944,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[1]
14	TYPE OF REPORTING PERSON OO

1

The percentages used herein are calculated based upon 7,917,865 shares of common stock outstanding as of November 27, 2023, as disclosed in the Issuer’s definitive proxy statement (the “Proxy Statement”) filed with the Securities and Exchange Commission on January 16, 2024.

CUSIP No. 745274100

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 961,867[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 961,867[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 961,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 944,867 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
2	The percentages used herein are calculated based upon 7,917,865 shares of common stock outstanding as of November 27, 2023, as disclosed in the Issuer’s Proxy Statement.

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745274100

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Ethan A. Danial
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 544,549[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 544,549[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 544,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of 544,549 shares owned by RAD Investments, LLC, which Mr. Danial, as one of its managers may be deemed to beneficially own.
2	The percentages used herein are calculated based upon 7,917,865 shares of common stock outstanding as of November 27, 2023, as disclosed in the Issuer’s Proxy Statement.

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Ian McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745274100

The following constitutes Amendment No. 16 (“Amendment No. 16”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on June 14, 2022, Amendment No. 6 filed on November 4, 2022, Amendment No. 7 filed on November 22, 2022, Amendment No. 8 filed on December 23, 2022, Amendment No. 9 filed on February 13, 2023, Amendment No. 10 filed on July 6, 2023, Amendment No. 11 filed on July 28, 2023, Amendment No. 12 filed on August 3, 2023, Amendment No. 13 filed on September 14, 2023, Amendment No. 14 filed on October 23, 2023 and Amendment No. 15 filed on December 19, 2023 (collectively, the “Schedule 13D”). This Amendment No. 16 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented to add the following paragraph:

Between December 22, 2023 and January 11, 2024, RAD Investments, LLC purchased 55,649 shares of Common Stock on the open market at an average price of $1.07 per share of Common Stock, for a total cost of $59,238.41 (inclusive of broker fees). The shares of Common Stock were purchased with the general working capital of RAD Investments, LLC and are deemed beneficially owned by Mr. Danial in his capacity as one of the managers of RAD Investments, LLC.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby supplemented to add the following paragraphs:

On January 12, 2024, Ocean Capital, Mr. Hawk and Ian McCarthy (the “2023 Nominee” and together with Ocean Capital and Mr. McCarthy, the “2023 Participants”) filed their definitive proxy statement and accompanying BLUE proxy card with the SEC in connection with the solicitation of proxies for the 2023 Annual Meeting, which is scheduled to be held on January 26, 2024. At the 2023 Annual Meeting, the 2023 Participants will seek shareholder approval of (i) Ocean Capital’s proposal to elect the 2023 Nominee to serve as a Class III director on the Board, until his term expires at the Issuer’s 2026 annual meeting of shareholders or until his successor is duly elected and qualified, (ii) the stockholder proposal submitted by Ocean Capital pursuant to Rule 14a-8 under the Exchange Act, to terminate all investment advisory and management agreements between the Fund and UBS Asset Managers of Puerto Rico within sixty days, and (iii) the stockholder proposal submitted by Ocean Capital pursuant to Rule 14a-8 under the Exchange Act, to terminate all investment advisory and management agreements between the Fund and Popular Asset Management LLC, within sixty days, pursuant to the right of shareholders as embodied in Section 15(a)(3) of the 1940 Act and as required to be included in such agreements.

Details of the proposals, including information about the 2023 Nominee, can be found in the 2023 Participants’ definitive proxy statement, which is available at no charge on the SEC’s website at http://www.sec.gov. The foregoing description of Ocean Capital’s proposals for the 2023 Annual Meeting is qualified in its entirety by the description of each proposal in Ocean Capital’s definitive proxy statement filed on January 12, 2024, as may be amended or supplemented from time to time.

The 2023 Participants are asking shareholders to vote on their BLUE proxy card “FOR” the election of our highly-qualified nominee, (ii) “FOR” our stockholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act to terminate all investment advisory and management agreements between the Fund and UBS Asset Managers of Puerto Rico within sixty days and (iii) “FOR” our stockholder proposal submitted pursuant to Rule 14a-8 to terminate all investment advisory and management agreements between the Fund and Popular Asset Management LLC within sixty days.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 7,917,865 shares of Common Stock outstanding as of November 27, 2023, as disclosed in the Issuer’s Proxy Statement.

A.	Ocean Capital LLC

(a)	As of the close of business on January 17, 2024, Ocean Capital beneficially owned 944,867 shares of Common Stock.

Percentage: Approximately 11.9%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 944,867

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 944,867

(c)	The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 745274100

B.	William Heath Hawk

(a)	As of the close of business on January 17, 2024, Mr. Hawk beneficially owned 961,867 shares of Common Stock.

Percentage: Approximately 12.1%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 961,867

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 961,867

(c)	The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Brent D. Rosenthal

(a)	As of the close of business on January 17, 2024, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	José R. Izquierdo II

(a)	As of the close of business on January 17, 2024, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 745274100

E.	Ethan A. Danial

(a)	As of the close of business on January 17, 2024, Mr. Danial beneficially owned 544,549 shares of Common Stock.

Percentage: Approximately 6.9%

(b)	1.	Sole power to vote or direct vote: 0

	2.	Shared power to vote or direct vote: 544,549

	3.	Sole power to dispose or direct the disposition: 0

	4.	Shared power to dispose or direct the disposition: 544,549

(c)	The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Mojdeh L. Khaghan

(a)	As of the close of business on January 17, 2024, Ms. Khaghan beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Ms. Khaghan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Ian McCarthy

	(a)	As of the close of business on January 17, 2024, Mr. McCarthy beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

	(b)	1.	Sole power to vote or direct vote: 0

		2.	Shared power to vote or direct vote: 0

		3.	Sole power to dispose or direct the disposition: 0

		4.	Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the shares of Common Stock by Mr. McCarthy during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	The dividends from the 944,867 shares of Common Stock beneficially owned by Ocean Capital, and any proceeds from the sale of such shares, become assets of Ocean Capital. The dividends from the 544,549 shares of Common Stock beneficially owned by Mr. Danial through RAD Investments, LLC, and any proceeds from the sale of such shares become assets of RAD Investments, LLC.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 17, 2024

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

/s/ William Heath Hawk
William Heath Hawk

/s/ Brent D. Rosenthal
Brent D. Rosenthal

/s/ José R. Izquierdo II
José R. Izquierdo II

/s/ Ethan A. Danial
Ethan A. Danial

/s/ Mojdeh L. Khaghan
Mojdeh L. Khaghan

/s/ Ian McCarthy
Ian McCarthy

SCHEDULE A

TRANSACTIONS IN THE FUND’S SECURITIES DURING THE LAST 60 DAYS

ETHAN A. DANIAL

Nature of the Transaction	Securities Purchased (Sold)		Price Per Share ($)	Date of Transaction
Purchase of Common Stock	19,949	*	1.0902	1/11/2024
Purchase of Common Stock	35,700	*	1.0501	12/22/2023
Purchase of Common Stock	5,683	*	0.9950	12/8/2023
Purchase of Common Stock	11,567	*	0.9958	12/8/2023
Purchase of Common Stock	4,296	*	0.9810	11/30/2023
Purchase of Common Stock	15,951	*	0.9603	11/27/2023

*	Represents transactions made on the open market by RAD Investments, LLC, shares of which Mr. Danial, as one of its managers, may be deemed to beneficially own

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.